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File No. 057353-0001

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jay Ingram

Leland Benton

Melinda Hooker

John Cash

Re:	e.l.f. Beauty, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted on June 22, 2016

CIK No. 0001600033

Ladies and Gentlemen:

e.l.f. Beauty, Inc. (the “Company” or “e.l.f.”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 29, 2016 (the “Draft Submission”) and a second submission amending the Draft Submission on June 22, 2016 (the “Second Draft Submission”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Second Draft Submission received on June 30, 2016 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of the Registration Statement, five of which have been marked to show changes from the Second Draft Submission, as well as a copy of this letter.

July 15, 2016

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto.

Industry and Market Data, page ii

1.	We note your supplemental response to comment 4 of our letter dated May 26, 2016. Either file consents from the referenced firms or remove their names as having provided the basis for certain information contained in the registration statement. If you elect to remove their names from the filing, please note that management must be in a position to adopt the information as its own. Please also advise us whether you commissioned the data from the Internet Retailer eCommerce 500 report and Alexa Internet Inc. that you refer to on pages 3 and 82, or the data from bazaarvoice that you refer to on page 77.

Response:    The Company respectfully acknowledges the Staff’s comment and has submitted the consents from the referenced firms as exhibits to the Registration Statement.

In further response to the Staff’s comment, the Company advises the Staff that the Company did not commission the data from the Internet Retailer eCommerce 500 report or Alexa Internet Inc. referenced on pages 3 and 82, or the data from bazaarvoice referenced on page 77. The Internet Retailer eCommerce 500 report and Alexa Internet Inc. data are third-party market research sources similar to the Euromonitor International Limited and Nielsen XAOC sources cited in the Registration Statement, and the data from bazaarvoice is generated and available to the Company as part of the Company’s use of the bazaarvoice marketing platform. In consideration of the Staff’s comment, the Company has removed the reference to bazaarvoice from the Registration Statement.

Prospectus Summary, page 1

2.	We note your supplemental response to comment 6 of our letter dated May 26, 2016. Your prospectus includes extensive discussion of retail sales, and in MD&A you repeatedly ascribe increases in net sales to expansions in your various distribution channels, but it unclear what portion of your revenues are derived from your retail partners and what portion is derived from your own stores and your website. Please clarify what portion of your sales are derived from retail sales and what portion are derived from your website and direct-to-consumer stores. Refer to Item 101(c)(1)(i) of Regulation S-K.

Response:    The Company respectfully acknowledges the Staff’s comment and notes the requirement included in Item 101(c)(1)(i) of Regulation S-K regarding quantitative disclosure for different classes of similar products or services. As described in further detail in the Company’s response to comment 31 of the Staff’s letter dated May 26, 2016, management examined the Company’s product offerings and concluded that the

July 15, 2016

disclosure of revenues by product would not be meaningful, as it believes the Company sells a single product: cosmetics. Accordingly, the Company does not believe that the quantitative disclosure requirement included in Item 101 (c)(1)(i) of Regulation S-K is applicable to the Company’s distribution channels.

Furthermore, the Company respectfully advises the Staff that the Company believes that the disclosures regarding retailers, e.l.f. stores and e-commerce distribution channels in the Registration Statement satisfy the requirement included in Item 101(c)(1)(i) of Regulation S-K regarding qualitative disclosure of the methods of distribution of the segment’s principal products. However, the Company respectfully advises the Staff that, while the retailers channel comprises the majority of the Company’s total revenue, the Company does not believe there is a meaningful distinction among its distribution channels. In general, the Company’s products are sold to similar customers, irrespective of the distribution channel. One of the Company’s core objectives is to serve its consumers wherever they choose to engage with the Company, and the Company does not limit its product availability to select channels. The Company’s e.l.f. stores and e-commerce channels contribute to achievement of this objective through fostering consumer engagement and, in this way, help drive sales to national retailers. Accordingly, the Company believes that disclosure of the portion of its sales derived from retailers, e.l.f. stores and e-commerce would not be consistent with the manner in which management evaluates the Company’s business or provide meaningful information to investors.

Finally, the Company respectfully acknowledges the Staff’s comment with respect to references to distribution channels included in MD&A and has revised the disclosure on pages 58 and 59 regarding changes in net sales.

Summary Consolidated Financial Data, page 9

3.	We note your presentation of unaudited pro forma combined financial information for the year ended December 31, 2014. Please tell us and revise your footnote disclosure to explain why the predecessor and successor columns do not total to the pro forma combined amounts.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the footnote disclosure on page 9 of the Registration Statement accordingly. The Company respectfully refers the Staff to the pro forma adjustments summarized in the table on page 57 of the Registration Statement.

Use of proceeds, page 39

4.	Please disclose the interest rate and maturity of the indebtedness that you will be discharging, and please include a discussion of your special dividend. Please refer to Instruction 4 to Item 504 of Regulation S-K.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 39 of the Registration Statement accordingly.

July 15, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Results of Operations, page 58

Gross Profit, pages 58 and 59

5.	We have read your updated disclosures in response to comment 13 of our letter dated May 26, 2016 and we note that a substantial change in your gross margin was the result of changes in sales mix. To the extent material to an understanding of your results and trends, please discuss sales by product category in your results of operations.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described in further detail in the Company’s response to comment 31 of the Staff’s letter dated May 26, 2016, management examined the Company’s product offerings and concluded that the disclosure of sales by product category would not be meaningful, as it believes the Company sells a single product: cosmetics. Accordingly, the Company respectfully advises the Staff that the Company does not believe that a discussion of sales by product category would be material to an understanding of the Company’s results and trends.

Stock-based compensation, page 67

6.	Please provide an indication of the stock-based compensation expense that you expect to incur in conjunction with the reduction in the exercise price of each outstanding stock option.

Response:    The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will include the stock-based compensation expense incurred in conjunction with the reduction in the exercise price of each outstanding stock option when it amends the Registration Statement to include the financial statements for the quarterly period ended June 30, 2016.

Business, page 69

Competitive Landscape, page 74

7.	We note your response to comments 16 and 17 of our letter dated May 26, 2016. It is not apparent why Euromonitor’s failure to track your sales affects your ability to indicate what percentage of the overall cosmetics market in the US your products represent, as you are aware of your own sales. Similarly, if information regarding the increase in mass cosmetics sales year-over-year regardless of distribution method is available, your knowledge of your own sales should allow you to supplement the second chart on page 75 as requested in comment 17 of our letter dated May 26, 2016. Please revise.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 1, 70, 74 and 75 of the Registration Statement accordingly.

July 15, 2016

Authentic brand that attracts some of the best consumers in the category, page 76

8.	Please revise, here and on pages 2, 77 and 82 to provide appropriate context for your statements regarding your “core” customers. Your current disclosure suggests that your core customers would not spend the same amount at retail stores without your products, but it is unclear what the relationship between these “core” customers and your reported high incremental sales is, if any. Please refer to the second bullet point of comment 6 of our letter dated May 26, 2016.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages ii, 2, 76, 77 and 82 of the Registration Statement accordingly.

Highly incremental sales, page 83

9.	Please supplementally provide us with a copy of the study and point of sales information referred to on page 83.

Response:    In response to the Staff’s comment, under separate cover, the Company is supplementally providing the Staff with a copy of the controlled store test study referred to on page 83 of the Registration Statement.

Prepayments, page 120

10.	Please indicate your current total net leverage ratio and consolidated interest coverage ratio, as defined by each of your credit facilities.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 121 of the Registration Statement accordingly.

Segment reporting, page F-10

11.	We have read your response to prior comment 31. Based upon your response, please include disclosure to state that it is impracticable to provide revenue by product line. Refer to ASC 280-10-50-40.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-10 of the Registration Statement accordingly.

* * *

July 15, 2016

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3082 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Stephen T. Soper, Esq.

Stephen T. Soper, Esq.

of LATHAM & WATKINS LLP

cc:	Tarang P. Amin, e.l.f. Beauty, Inc.

John Bailey, e.l.f. Beauty, Inc.

Scott K. Milsten, e.l.f. Beauty, Inc.

Tad J. Freese, Esq., Latham & Watkins LLP

Kathleen M. Wells, Esq., Latham & Watkins LLP

Thomas Holden, Esq., Ropes & Gray LLP